Darren K. DeStefano + 1 703 456 8034 ddestefano@cooley.com	VIA EDGAR

March 22, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Mary Beth Breslin

Ms. Irene Paik

Mr. Mark Brunhofer

Ms. Mary Mast

Re:	Autolus Therapeutics Ltd.

Confidential Draft Registration Statement on Form F-1

Submitted February 9, 2018

CIK No. 0001730463

Ladies and Gentlemen:

On behalf of our client, Autolus Therapeutics Limited (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 8, 2018 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form F-1 (the “Draft Registration Statement”). In response to the comments set forth in the Comment Letter (the “Comments”), the Company has revised the Draft Registration Statement and is confidentially submitting a revised Confidential Draft Registration Statement (the “Amended DRS”) with this response letter. For the Staff’s reference, we have included both a clean copy of the Amended DRS and a copy marked to show all changes from the Draft Registration Statement confidentially submitted on February 9, 2018.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended DRS.

Prospectus Summary

Implications of Being an Emerging Growth Company and a Foreign Private Issuer, page 9

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

March 22, 2018

Response to Comment 1:

The Company respectfully acknowledges the Staff’s comment and is supplementally providing to the Staff, under separate cover, copies of such written communications. To the extent the Company provides any additional written communication to potential investors, the Company will supplementally provide the Staff with copies of all such written communications.

Corporate Reorganization

Reduction of Capital of Autolus Therapeutics Limited and Autolus Holdings (UK) Limited, page 80

2.	Please tell us how you intend to account for your expected capital reduction and how you will reflect it in your pro forma capitalization table. In your response specifically tell us the accounts you expect to debit and credit and reference for us the authoritative literature you rely upon to support your accounting.

Response to Comment 2:

Prior to the completion of this offering, the Company intends to re-register Autolus Therapeutics Limited as a public limited company. After the Company’s re-registration from a private limited company to a public limited company, it intends to revise its disclosure, including that of the pro forma capitalization table, to present the reduction (debit) in share capital in a separate reserve called “capital reduction reserve” (credit). This capital reduction reserve will be a separate line item on the Company’s consolidated balance sheet under “Shareholders’ equity.”

Under section 755 of the UK Companies Act 2006 (the “Companies Act”), a private limited company is prohibited from offering any of its securities to the public. The Company was originally incorporated as, and currently is, a private limited company. Accordingly, in order to proceed with an offering of its securities on a securities exchange, the Company will need to re-register from a private limited company to a public limited company in accordance with the procedures set out in sections 90 to 96 of the Companies Act. One of the conditions to be satisfied in order for a private company to so re-register is that the net asset requirements set out in section 92 of the Companies Act must be met. Section 92 of the Companies Act requires, inter alia, that at certain reference dates associated with the re-registration process (including as at the date of re-registration itself), a company’s net assets must not be less than the aggregate of its called-up share capital and undistributable reserves (the “Net Asset Requirement”). As the Company’s net assets will be, at the relevant time, less than the aggregate of its called-up share capital and undistributable reserves, in order for the Company to be in a position to meet the Net Asset Requirement, the Company plans to undertake a reduction of its share capital and utilize the solvency statement procedure set out in Chapter 10 of Part 17 of the Companies Act. As a consequence of this reduction of capital, the share capital account of the Company will be reduced and the amount by which the Company’s share capital account is reduced will constitute the capital reduction reserve described in the prior paragraph.

March 22, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Components of Our Results of Operations

Grant Income, page 89

3.	Please tell us whether your grants are repayable under any circumstances. If so, revise your disclosure throughout your submission to describe the contingent repayment terms and separately explain to us why your recognition of grant income is appropriate, referencing the authoritative literature you rely upon to support your accounting.

Response to Comment 3:

The Company advises the Staff that its grants are generally repayable under the following circumstances:

•	an overpayment of grant has occurred;

•	provision of false information associated with the grant application;

•	the project is insufficiently resourced or managed to achieve delivery;

•	fraud or the claiming of costs not actually incurred and paid;

•	the use of grant funds for purposes unconnected with the project;

•	a breach of state aid rules;

•	the material failure to use reasonable efforts to progress the project or perform the work agreed to under the project plan; or

•	breach or noncompliance with the operative grant agreement that is not remedied.

The Company has determined that its grant income should be recognized based on the accounting literature included in International Accounting Standard (“IAS”) 20, Accounting for Government Grants and Disclosure of Government Assistance. The Company relied upon this literature because it has determined that the governmental assistance it receives does not represent revenue or a loan and does not fall within the scope of any U.S. generally accepted accounting principles (“GAAP”) authoritative literature. Accounting Standards Codification (“ASC”) 105-10-05-2 provides that if the guidance for a transaction or event is not specified within a source of authoritative GAAP for that entity, an entity shall first consider accounting principles for similar transactions or events within a source of authoritative GAAP for that entity and then consider non-authoritative guidance from other sources.

March 22, 2018

Accordingly, the key references in IAS 20 that the Company has relied upon to support its accounting policies are as follows:

Government grants, including non-monetary grants at fair value, shall not be recognized until there is reasonable assurance that:

(a) the entity will comply with the conditions attaching to them; and

(b) the grants will be received.

Government grants shall be recognized in profit or loss on a systematic basis over the periods in which the entity recognizes the expenses the related costs for which the grants are intended to compensate.

The Company recognizes grant income on a systematic basis over the periods in which it recognizes the related costs covered under the terms and conditions of the grant. At the time the Company recognizes grant income, it has complied with the conditions attached to the grant and the receipt of the reimbursement is reasonably assured. For grants with refund provisions, the Company reviews the grant to determine the likelihood of repayment. If the likelihood of repayment of the grant is determined to be remote, then the grant is recognized as grant income. The Company has determined that the likelihood of any repayment events described above is remote and, therefore, it has recognized its current grants received from the U.K. government as grant income.

In response to the Staff’s comment, the Company has revised its disclosure on pages 90 and F-14 of the Amended DRS to clarify its policy regarding recognition of grant income.

Critical Accounting Policies and Significant Judgments and Estimates

Share-Based Compensation, page 97

4.	We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your ordinary shares leading up to the IPO and the estimated offering price.

Response to Comment 4:

The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested information once the estimated offering price or range has been determined.

5.	Please explain to us why the fair value of the C ordinary shares is higher than that of your B ordinary shares when it appears from disclosure in Note 7 on page F-19 that your B ordinary shares have voting rights and your C ordinary shares do not.

March 22, 2018

Response to Comment 5:

The Company advises the Staff that the values of the Company’s B and C ordinary shares were determined using the option pricing method (“OPM”), as disclosed on page F-13 of the Amended DRS, which uses a combination of market approaches and an income approach to estimate the Company’s enterprise value. The outputs of the equity value from the OPM analysis for each of the B and C ordinary share classes are equal.

In order to determine the final fair market value for its B ordinary shares, the Company took the equity value output from the OPM analysis and applied a 10% discount for lack of marketability to reflect that the Company’s shares were not traded in an efficient, liquid market into which the shares could be readily sold and that no liquidity event was planned for several years. Other key assumptions used in the fair value calculation of and accounting for the B ordinary shares included the following: the B ordinary shares were issued as consideration for an exclusive license and its underlying intellectual property and the B ordinary shares have no vesting conditions.

A discount for lack of marketability was not applied to the fair value of C ordinary shares, which are issued as incentives to the Company’s employees and members of its board of directors. ASC 718 prohibits the application of additional discounts to the fair value of share-based payments unless there are post-vesting restrictions; therefore, no further discounts have been applied to the fair value of the Company’s C ordinary shares generated by the OPM analysis.

The Company further advises the Staff that the voting rights do not impact the respective fair values of the B and C ordinary shares.

Preclinical Studies of AUTO3, page 119

6.	We note your statements that AUTO3 cells targeting both CD19 and CCD22 were “effective in eliminating tumor cells expressing these antigens” and that the “efficacy of AUTO3 cells was also established in an in vivo tumor xenograft mouse model.” Please revise your disclosure to eliminate any suggestion that your product candidate has been or will ultimately be determined to be effective or to have demonstrated efficacy for purposes of receiving marketing approval by the FDA or comparable agency.

Response to Comment 6:

In response to the Staff’s comment, the Company has revised the disclosure on pages 120 and 121 of the Amended DRS.

Intellectual Property, page 132

7.	We note your disclosure that your patent portfolio does not yet include any granted U.S. patents. Please expand your disclosure to identify any granted patents that cover material non-U.S. jurisdictions and provide the jurisdiction(s), the product candidate it covers, the type of protection you have (such as composition of matter, use or process), whether you own or license the patent and the expiration date.

March 22, 2018

Response to Comment 7:

The Company advises the Staff that it in-licenses patent filings that include issued non-U.S. patents, but does not currently own any granted patents. In response to the Staff’s comment, the Company has revised the disclosure on page 134 of the Amended DRS.

Our License Agreement with UCLB Business plc, page 133

8.	Please revise your disclosure relating to your license agreement with UCLB to provide the percentage range of sublicensing income you must pay UCLB and the royalty term.

Response to Comment 8:

In response to the Staff’s comment, the Company has revised the disclosure on page 136 of the Amended DRS to provide the percentage range of sublicensing income under the UCLB license agreement. The Company respectfully advises the Staff that certain provisions of the UCLB license agreement, including the duration of the royalty term, will be subject to a confidential treatment request application that the Company intends to submit to the Staff under separate cover.

9.	We note your disclosure on page 89 that your research grant income increased due to a collaboration agreement with the U.K. government. To the extent that these grants are governed by your agreement with UCLB, please expand your disclosure here to discuss the material terms of the research grants. If these grants are governed by another collaboration agreement, please revise the appropriate section of your document to discuss the material terms and file the agreement as an exhibit, or tell us why it is not required to be filed.

Response to Comment 9:

In response to the Staff’s comment, the Company has revised the disclosure on page 94 of the Amended DRS to clarify that the funding was received pursuant to a research grant from the U.K. government rather than as part of any formal collaboration agreement.

The Company supplementally advises the Staff that the proceeds of this particular research grant are being used by the Company to further an ongoing research collaboration with University College London that is separate and distinct from the license agreement with UCLB described in the Company’s response to Comment 8 above. This additional collaboration with University College London is not currently material to the Company’s business.

March 22, 2018

Principal Shareholders, page 172

10.	Please revise to identify the natural or legal person or persons who have voting and dispositive control over the shares held by the entities in the table. Refer to Item 7.A.3 of Form 20-F.

Response to Comment 10:

In response to the Staff’s comment, the Company has revised the disclosure on pages 176 and 177 of the Amended DRS.

Management, page 154

11.	We note that certain of your directors appear to have affiliations with Syncona Limited and Arix Bioscience plc. Please revise this section to discuss any arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any director or senior manager was selected as a director or member of senior management. Refer to Item 6.A.5 of Form 20-F.

Response to Comment 11:

In response to the Staff’s comment, the Company has revised the disclosure on pages 158 and 160 of the Amended DRS.

Note 2: Summary of Significant Accounting Policies:

Income Tax Credit, page F-15

12.	It appears from your disclosure here and in your Research and Developments Costs policy disclosure on page F-12 that you classify part of your refundable research and development (R&D) tax credits as R&D expenses and part as income tax benefits in your statements of operations and comprehensive loss. Please address the following:

(1)	Tell us how you determine the classification of these refundable credits between R&D expense and income tax benefits.

(2)	Revise your R&D costs policy disclosure to clarify that the R&D tax credits classified as R&D expenses are reductions to R&D expenses or explain to us how they increase these expenses.

Response to Comment 12:

The Company respectively advises the Staff that, as a company that carries out extensive research and development (“R&D”) activities, it is able to benefit under two different R&D regimes in the United Kingdom depending on the nature of its R&D arrangements and resulting interaction with U.K. law.

The Company benefits from the U.K. research and development tax credit regime under the scheme for small or medium-sized enterprises (“SMEs”). The Company meets the definition of an SME and, accordingly, claims certain R&D activities under the SME scheme.

March 22, 2018

However, some of the Company’s R&D activities are funded by external grants and, accordingly, a claim is not available under the SME scheme for these activities. A claim is available, however, under the Research and Development Expenditure Credit (“RDEC”) regime for the grant-funded portion of the Company’s R&D activities.

1) Consideration of the SME regime

The R&D expenditure determined to fall within the SME regime is reported in the Company’s U.K. tax computation. Under U.K. tax law, these qualifying costs (the “R&D amount”) are enhanced by a prevailing percentage, currently 130%, to give an “R&D uplift.” Combining the R&D amount and R&D uplift results in what is reported as the Company’s “total R&D deduction.”

Under U.K. tax law, an entity’s total R&D deduction is then applied to the prevailing taxable income of the entity in the taxable period, with the following potential outcomes:

•	The entity has sufficient prevailing taxable income such that the entire total R&D deduction reduces the U.K. tax liability;

•	The entity has prevailing taxable income such that the total R&D deduction reduces taxable profits to zero, and the excess of the total R&D deduction is carried forward as a U.K. tax loss (equivalent to a non-operating loss);

•	The entity has prevailing taxable income such that the total R&D deduction reduces taxable profits to zero, and the excess of the total R&D deduction is surrendered for a tax credit (currently 14.5% of the surrendered amount); or

•	The entity has no prevailing taxable income and the entire total R&D deduction is surrendered for a tax credit (currently 14.5% of the surrendered amount).

Therefore, on the basis that tax relief or tax credit under the SME regime can only be claimed on the Company’s U.K. tax return and is calculated with reference to its taxable income for the period, the Company considers that the credit receivable by it under the SME regime should be treated as an income tax benefit.

2) Consideration of the RDEC regime

The R&D expenditure determined to fall within the RDEC regime is eligible for an 11% tax credit, which is reported as a reduction of research and development expenses within the Company’s statement of operations and comprehensive loss. The income and the associated tax relief are claimed within the Company’s U.K. tax computation. It should be noted that this tax credit is available to taxpaying and non-taxpaying U.K. entities equally. However, for a non-taxpaying U.K. entity, a cash credit is available, similar to the tax credit in the SME regime.

March 22, 2018

The Company recorded R&D tax credits under the RDEC regime of $39,000 and $0.2 million for the years ended September 30, 2016 and 2017, respectively. Pursuant to ASC 740, these credits have been recorded as grant income in the Company’s financial statements because the credits are refundable, regardless of whether the Company has an income tax liability, subject to some specific anti-avoidance exceptions which seek to counter situations in which there is a lack of nexus between where the R&D arrangement is carried out and where the R&D expenditure is incurred.

In response to the Staff’s comment, the Company has revised its disclosure regarding its accounting policy on research and development costs set forth on page F-12 in the Amended DRS to clarify that RDEC tax credits are reported as reductions of research and development expenses within the Company’s statement of operations and comprehensive loss.

Notes to Financial Statements

9. License Agreements, page F-25

13.	You state on page 134 that you are obligated to pay UCLB milestone payments upon the receipt of specified regulatory approvals in an aggregate amount of £15 million, the start of commercialization in an aggregate amount of £18 million, and the achievement of net sales levels in an aggregate amount of £51 million. Please provide disclosure in the notes to the financial statements or tell us why the amounts are not required to be disclosed pursuant to ASC 440-10-50-1.

Response to Comment 13:

In response to the Staff’s comment, the Company has revised the disclosure on page F-24 of the Amended DRS.

General

14.	Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response to Comment 14:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not currently intend to include any graphic, visual, or photographic information in the printed prospectus, other than those that are presently included in the Amended DRS. If, following the date of this letter, the Company determines to include additional graphic, visual or photographic information in the printed prospectus, it will provide proofs to the Staff prior to its use.

*    *    *    *

March 22, 2018

Please direct any questions or comments concerning the Amended DRS or this response letter to either the undersigned at +1 703 456 8034, Brian Leaf at +1 703 456 8053 or Courtney Thorne at + 1 617 937 2318.

Very truly yours,

/s/ Darren K. DeStefano
Darren K. DeStefano

cc:	Christian Itin, Autolus Therapeutics Limited
Brian F. Leaf, Cooley LLP
Courtney T. Thorne, Cooley LLP
Patrick O’Brien, Ropes & Gray LLP
Emily Oldshue, Ropes & Gray LLP